Public ASML 2022 Third-Quarter Veldhoven, the Netherlands October 19, 2022 ASML reports €5.8 billion net sales and €1.7 billion net income in Q3 Expected sales for 2022 around €21 billion Exhibit 99.2

Public Page 2October 19, 2022 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3October 19, 2022 Investor key messages

Public Page 4October 19, 2022 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • We plan to ship a record number of systems in 2022 but supply chain constrains result in delayed starts and drive more fast shipments • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios as presented during our Investor Day in September 2021, we presented an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin between approximately 54% and 56% • As presented at our Investor Day in September 2021 we see significant growth opportunities beyond 2025 and we expect our systems and Installed Base Management1 could provide an annual revenue growth rate of around 11% for the period 2020- 20302 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand. Based on market developments we are looking at feasibility of further increasing our capacity beyond what we presented during our September 2021 Investor Day • In light of the demand and our plans to increase capacity, we expect to revisit our scenarios for 2025 and growth opportunities beyond, which we plan to communicate during our Investor Day on 11 November 2022 • We are continuously striving to improve our performance on ESG Sustainability KPIs and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 Installed Base Management equals our net service and field option sales, 2 based on third party research and our assumptions

Public Page 5October 19, 2022 Business summary

Public Page 6October 19, 2022 1 Installed Base Management equals our net service and field option sales 2 Income from operations as a percentage of Total net sales 3 Net bookings include all system sales orders for which written authorizations have been accepted Q3 results summary • Net sales of €5.8 billion, net systems sales of €4.3 billion, Installed Base Management1 sales of €1.5 billion • Gross margin of 51.8% • Operating margin2 of 33.5% • Net income as a percentage of net sales of 29.4% • Earnings per share (basic) of €4.29 • Record quarterly net bookings3 of €8.9 billion, including €3.8 billion of EUV 0.33 NA systems and EUV 0.55 NA systems

Public Page 7October 19, 2022 First NXT:2100i shipped Provides 1.3nm matched machine overlay and >20% on product1 overlay improvement 1 for a typical logic application 2 MMO= matched machine (or machine to machine) overlay

Public Page 8October 19, 2022 Net system sales breakdown (Quarterly) Q3’22 total system sales €4,255 million Q2’22 total system sales €4,141 million

Public Page 9October 19, 2022 Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 10October 19, 2022 Net systems bookings activity by End-use Q3’22 total system value €8,920 million Q2’22 total system value €8,461 million Lithography systems New Used Units 135 15 Lithography systems New Used Units 137 2 Net bookings include all system sales orders for which written authorizations have been accepted

Public Page 11October 19, 2022 • In Q3, ASML paid the first quarterly interim dividend of €1.37 per ordinary share. The second quarterly interim dividend will be €1.37 per ordinary share and will be made payable on November 14, 2022 • In Q3 2022 we repurchased around 2.1 million shares for a total amount of around €1.0 billion • We completed our current share buyback program. On November 11, 2022 we will hold our Investor Day where we will provide an update on our long-term business plan, including any new share buyback program Capital return to shareholders Share buyback Dividend paid The final dividend for a year is paid in the subsequent year Total dividend Interim dividend

Public Page 12October 19, 2022 Outlook

Public Page 13October 19, 2022 Outlook Q4 • Net sales between €6.1 billion and €6.6 billion, including ◦ Installed Base Management1 sales of around €1.6 billion • Net delayed revenue recognition of around €0.1 billion into subsequent quarters due to fast shipments2 • Gross margin around 49% • R&D costs of around €880 million • SG&A costs of around €265 million 2022 • Expected sales for full year €21.1 billion at the midpoint of the Q4 guidance with a gross margin approaching 50% • Estimated annualized effective tax rate around 15% 1 Installed Base Management equals our net service and field option sales 2 A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity

Public Page 14October 19, 2022 Financial Statements

Public Page 15October 19, 2022 Consolidated statements of operations € million Quarter on Quarter Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Net sales 5,241 4,986 3,534 5,431 5,778 Gross profit 2,711 2,701 1,731 2,665 2,994 Gross margin % 51.7 54.2 49.0 49.1 51.8 Other income 1 — 214 — — — R&D costs (609) (681) (739) (789) (819) SG&A costs (183) (203) (208) (222) (236) Income from operations 1,919 2,031 784 1,653 1,939 Operating income as a % of net sales 36.6 40.7 22.2 30.4 33.5 Net income 1,740 1,774 695 1,411 1,701 Net income as a % of net sales 33.2 35.6 19.7 26.0 29.4 Earnings per share (basic) € 4.27 4.39 1.73 3.54 4.29 Earnings per share (diluted) € 4.26 4.38 1.73 3.54 4.29 Lithography systems sold (units) 2 79 82 62 91 86 Net bookings 3 6,179 7,050 6,977 8,461 8,920 1 Other income includes the gain on the sale of Berliner Glas subsidiaries. 2 Lithography systems do not include metrology and inspection systems. 3 Net bookings include all system sales orders for which written authorizations have been accepted These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16October 19, 2022 Consolidated statements of cash flows € million Quarter on Quarter Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Cash and cash equivalents, beginning of period 5,187 4,319 6,952 4,324 4,097 Net cash provided by (used in) operating activities 1,802 6,417 (586) 2,553 1,170 Net cash provided by (used in) investing activities (280) (476) (12) (144) (509) Net cash provided by (used in) financing activities (2,392) (3,327) (2,030) (2,638) (1,613) Effect of changes in exchange rates on cash 2 19 — 1 8 Net increase (decrease) in cash and cash equivalents (868) 2,633 (2,628) (228) (944) Cash and cash equivalents, end of period 4,319 6,952 4,324 4,097 3,153 Short-term investments 137 638 399 305 210 Cash and cash equivalents and short-term investments 4,456 7,590 4,723 4,402 3,363 Purchases of property, plant and equipment and intangible assets (205) (291) (252) (238) (364) Free cash flow 1 1,597 6,126 (838) 2,315 805 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 17October 19, 2022 Consolidated balance sheets € million Quarter on Quarter Assets Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Cash & cash equivalents and short-term investments 4,456 7,590 4,723 4,402 3,363 Net accounts receivable and finance receivables 4,708 4,597 4,954 6,610 7,414 Contract assets 272 165 371 270 277 Inventories, net 4,944 5,179 6,074 6,367 6,884 Loan receivable1 124 124 124 124 364 Other assets and Held for sale assets 2,144 1,886 2,278 2,282 2,403 Tax assets 1,276 1,141 1,953 1,899 1,905 Equity method investments 963 893 940 961 999 Goodwill 4,556 4,556 4,556 4,556 4,556 Other intangible assets 964 952 923 896 870 Property, plant and equipment 2,730 2,983 3,159 3,358 3,562 Right-of-use assets 161 165 177 188 207 Total assets 27,298 30,231 30,232 31,913 32,804 Liabilities and shareholders' equity Current liabilities 9,163 12,298 13,613 14,637 15,669 Non-current liabilities 6,633 7,792 7,809 9,627 9,180 Shareholders' equity 11,502 10,141 8,810 7,649 7,955 Total liabilities and shareholders' equity 27,298 30,231 30,232 31,913 32,804 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. 1. Loan receivable for Q3 2021 up to Q2 2022 was previously reported as part of Other assets

Public Page 18October 19, 2022 This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints and plan to add capacity and capacity goals, outlook and expected financial results, including bookings and orders, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate and full year 2022 expectations for net sales and gross margin and expected shipments in 2023, statements with respect to fast shipments and impact on expected results, gross margin ambition, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of amounts of deferred revenue not yet recognized and timing of recognition of such deferred revenue for fast shipments, including value of fast shipments in 2022 leading to deferred revenue recognition, expected shipments, plans and strategies, impact of gas shortage on us and suppliers, customer demand trends, statements about the market and macroeconomic trends and concerns regarding inflation and consumer confidence, statements with respect to dividends including the Q3 dividend and share buybacks and financial policy including statements with respect to share buyback programs, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market, inflation and consumer confidence which could potentially lead to a recession, demand for our customers’ products, performance of our systems, the impact of the COVID- 19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, trends in the semi- conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the new US export regulations which we are continuing to assess, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

Appendix

Reconciliation Normalized Revenue (as included in the Interview with Roger Dassen and related Video Transcript)

	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Normalized Revenue[1]	€4.9 billion	€5.7 billion	€6.0 billion	€6.4 billion[4]
Total Net Sales	€3.5 billion	€5.4 billion	€5.8 billion	€6.3 billion[4]
Net Deferred Revenue[2] from Fast Shipment[3]	€1.4 billion	€0.3 billion	€0.2 billion	€0.1 billion

[1] Normalized Revenue, which is a non-GAAP measure, is defined as Total Net Sales plus Net Deferred Revenue from Fast Shipments, see US GAAP Consolidated Financial Statements (as published on www.asml.com)

[2] Net Deferred Revenue: Net delayed revenue recognition into subsequent quarters due to Fast Shipments shipped in the relevant quarter

[3] Fast Shipment: A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance but does provide our customers with earlier access to wafer output capacity

[4] Based on expected Total Net Sales for the quarter

ASML October 19, 2022

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